SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2013

Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 9, 2013) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried. The detailed results are as follows.

1.	Election of each of the following sixteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	20,888,380	100.00	—	—
Adrian I. Burns	20,888,380	100.00	—	—
George F. Galbraith	20,888,380	100.00	—	—
Dr. Richard R. Green	20,887,595	>99.99	785	—
Dr. Lynda Haverstock	20,888,380	100.00	—	—
Gregg Keating	20,888,380	100.00	—	—
Michael W. O’Brien	20,888,380	100.00	—	—
Paul K. Pew	20,888,380	100.00	—	—
Jeffrey C. Royer	20,888,380	100.00	—	—
Bradley S. Shaw	20,888,380	100.00	—	—
Jim Shaw	20,888,380	100.00	—	—
JR Shaw	20,888,380	100.00	—	—
JC Sparkman	20,887,595	>99.99	785	—
Carl E. Vogel	20,888,380	100.00	—	—
Sheila C. Weatherill	20,887,595	>99.99	785	—
Willard H. Yuill	20,887,595	>99.99	785	—

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Withheld
#	%	#	%
20,874,127	100	—	—

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca

SHAW COMMUNICATIONS INC.
Annual General Meeting of Shareholders
January 9, 2013

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual Meeting of Shareholders of Shaw Communications Inc. (the “Corporation”) held on January 9, 2013. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated November 21, 2012.

1.	Election of each of the following sixteen nominees as directors of the Corporation (vote by ballot)	Outcome of Vote: Carried

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	20,888,380	100.00	—	—
Adrian I. Burns	20,888,380	100.00	—	—
George F. Galbraith	20,888,380	100.00	—	—
Dr. Richard R. Green	20,887,595	>99.99	785	—
Dr. Lynda Haverstock	20,888,380	100.00	—	—
Gregg Keating	20,888,380	100.00	—	—
Michael W. O’Brien	20,888,380	100.00	—	—
Paul K. Pew	20,888,380	100.00	—	—
Jeffrey C. Royer	20,888,380	100.00	—	—
Bradley S. Shaw	20,888,380	100.00	—	—
Jim Shaw	20,888,380	100.00	—	—
JR Shaw	20,888,380	100.00	—	—
JC Sparkman	20,887,595	>99.99	785	—
Carl E. Vogel	20,888,380	100.00	—	—
Sheila C. Weatherill	20,887,595	>99.99	785	—
Willard H. Yuill	20,887,595	>99.99	785	—

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (vote by show of hands – proxy results shown)	Outcome of Vote: Carried

Votes For		Votes Withheld
#	%	#	%
20,874,127	100	—	—